Exhibit 99.1

Himalaya Shipping Ltd. (HSHP) – Time charters for two vessels

Hamilton, Bermuda, June 6, 2023

Himalaya Shipping is pleased to announce it has entered into time charter agreements for two vessels with a substantial and reputable counterparty.

The vessels will commence a 22 to 26 months’ time charter, plus an option exercisable by the counterparty for further 11 to 13 months, upon delivery from New Times Shipyard between January and July 2024. Both vessels will earn an index linked rate, reflecting a significant premium to the Baltic 5TC index (BCI).

The time charters also include a profit sharing of any economic benefit derived from operating the vessel´s scrubber or running on LNG, as well as certain rights to convert the time charters to fixed rates based on the prevailing forward freight agreement (FFA) curve from time to time.

The Company has chartered out 9 of its 12 twelve dual fuel Newcastlemax bulk carriers and we are witnessing strong interest for the 3 remaining vessels.

“The premium agreed on these charter agreement is to our knowledge the highest achieved so far, even compared to our own previous agreements” says Herman Billung, contracted CEO of Himalaya Shipping.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has four vessels in operation and eight Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by July 2024.

Forward Looking Statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions, and include statements relating to our time charter agreements for two of our vessels, including the terms and conditions thereunder and the quality of the counterparty. The forward-looking statements in this announcement are based upon various assumptions regarding the Company’s present and future business, many of which are based, in turn, upon further assumptions. Although Himalaya Shipping Ltd. believes that these assumptions are reasonable, they are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein.